EXHIBIT 99.1

Lifeway Foods, Inc. Announces Results for the First Quarter Ended March 31, 2016

First Quarter Net Sales Increase 10% Year-Over-Year to $32.6 Million

Morton Grove, IL — May 10, 2016 — Lifeway Foods, Inc., (Nasdaq: LWAY), the leading U.S. supplier of kefir cultured dairy products, today reported financial results for the first quarter ended March 31, 2016.

"We are pleased to announce an encouraging start to 2016 in which we achieved double-digit top-line revenue growth and a sequential increase in profitability," said Julie Smolyansky, CEO of Lifeway Foods, Inc. "Our solid first quarter results demonstrate the success of our strategic initiatives. In addition, increased distribution and brand awareness of our probiotic and functional dairy health food products drove our improved operational and financial performance. This positive momentum has us well-positioned for growth and we are confident in our ability to increase value for our shareholders."

First Quarter Results

First quarter of 2016 net sales increased 10.0% to $32.6 million from $29.6 million in the first quarter of 2015.  Gross sales increased 12% driven by higher sales of the Company's Kefir products slightly offset by increased trade promotions and allowances.

Gross profit as a percent of net sales declined to 26.4% from 28.3% in the same period last year.  The first quarter of 2016 gross margin decline reflects increased manufacturing costs primarily related to the ramp up of the Waukesha facility, which continued to expand its production volumes during the quarter. Milk prices were essentially flat versus the year ago period.

Selling expenses decreased approximately 10.8% to $2.9 million during the first quarter of 2016 from $3.3 million in the first quarter of 2015.  The decrease in selling expenses reflects lower advertising programs. General and administrative expenses increased $0.9 million to $4.4 million from $3.5 million compared to the same period last year primarily due to the increased professional fees associated with legal and regulatory functions.

Net income was approximately $0.6 million, or $0.04 per diluted share for the quarter ended March 31, 2016, consistent with the first quarter of 2015.

The effective tax rate for first quarter of 2016 was 38.8% compared to 49.9% in the first quarter of 2015.  The lower tax rate in the first quarter of 2016 was driven by the deductibility of certain operating expenses for federal income tax purposes that were not fully deductible in 2015.

Balance Sheet

Cash and cash equivalents were approximately $3.8 million as of March 31, 2016 compared to cash and cash equivalents of $5.6 million as of December 31, 2015 reflecting the unfavorable timing of payments to suppliers and service providers as well as share repurchase activity.

The Company repurchased approximately 39,000 shares of common stock at a cost of $0.4 million in the three months ended March 31, 2016. Approximately 76,000 shares remained available to repurchase under this program as of March 31, 2016.  The stock repurchase program has no expiration date and may be suspended or discontinued at any time.

Conference Call
The Company will host a conference call to discuss these results with additional comments and details on Tuesday, May 10, 2016 at 4:30 p.m. ET. The call will be broadcast live over the Internet hosted at the Investor Relations section of Lifeway Foods' website at www.lifewaykefir.com, and will be archived online through May 24, 2016. In addition, listeners may dial 877-407-3982 in North America, and international listeners may dial 201-493-6780. Participants from the Company will be Julie Smolyansky, President and Chief Executive Officer, Ed Smolyansky, Chief Operating Officer, and John Waldron, Chief Financial Officer.

About Lifeway Foods
Lifeway Foods, Inc. (LWAY), recently named one of Forbes' Best Small Companies, is America's leading supplier of the probiotic fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces frozen kefir, specialty cheeses and a ProBugs line for kids. Lifeway's tart and tangy cultured dairy products are available throughout the United States and on a small, but growing basis, in Canada, Latin America and the United Kingdom. Learn how Lifeway is good for more than just you at www.lifewaykefir.com.

Find Lifeway Foods, Inc. on Facebook: www.facebook.com/lifewaykefir
Follow Lifeway Foods on Twitter: http://twitter.com/lifeway_kefir
YouTube: http://www.youtube.com/user/lifewaykefir

Forward Looking Statements
This news release contains forward-looking statements. Investors are cautioned that actual results may differ materially from such forward-looking statements. Forward-looking statements involve risks and uncertainties including, but not limited to, competitive pressures and other important factors detailed in the Company's reports filed with the Securities and Exchange Commission.

 Contact:

Lifeway Foods, Inc.
Phone: 877.281.3874
Email: info@Lifeway.net
Investor Relations:

ICR

Katie Turner Hunter Wells
646.277.1228

LIFEWAY FOODS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
March 31, 2016 and December 31, 2015
(In thousands)

	March 31, 2016 (Unaudited)	December 31, 2015
Current assets
Cash and cash equivalents	$3,786	$5,646
Investments, at fair value	2,484	2,216
Certificates of deposits in financial institutions	150	513
Inventories	8,291	7,664
Accounts receivable, net of allowance for doubtful accounts and discounts of $1,600 and $1,800 at March 31, 2016 and December 31, 2015 respectively	10,187	9,604
Prepaid expenses and other current assets	287	201
Deferred income taxes	532	556
Refundable income taxes	877	449
Total current assets	26,594	26,849

Property and equipment, net	21,080	21,375

Intangible assets
Goodwill & indefinite-lived intangibles	14,068	14,068
Other intangible assets, net	2,166	2,344
Total intangible assets	16,234	16,412

Other Assets
Long-term accounts receivable, net of current portion	270	282
Total assets	$64,178	$64,918

Current liabilities
Current maturities of notes payable	$840	$840
Accounts payable	7,339	8,393
Accrued expenses	1,849	1,538
Accrued income taxes	—	52
Total current liabilities	10,028	10,823

Notes payable	6,909	7,119

Deferred income taxes	1,719	1,719
Total liabilities	18,656	19,661

Stockholders' equity
Common stock, no par value; 40,000 shares authorized;
17,274, shares issued; 16,171 and 16,210 shares
outstanding at March 31, 2016 and December 31, 2015 respectively	6,509	6,509
Paid-in-capital	2,054	2,033
Treasury stock, at cost	(10,170)	(9,730)
Retained earnings	47,164	46,516
Accumulated other comprehensive loss, net of taxes	(35)	(71)
Total stockholders' equity	45,522	45,257

Total liabilities and stockholders' equity	$64,178	$64,918

LIFEWAY FOODS, INC. AND SUBSIDIARIES
Consolidated Statements of Income and Comprehensive Income
For the three months ended March 31, 2016 and 2015
(Unaudited)
(In thousands, except per share data)

	2016	2015
Gross Sales	$37,030	$33,103
Less: discounts and allowances	(4,460)	(3,481)
Net sales	32,570	29,622

Cost of goods sold	23,351	20,648
Depreciation expense	631	591
Total cost of goods sold	23,982	21,239

Gross profit	8,588	8,383

Selling expenses	2,944	3,302
General and administrative	4,356	3,492
Amortization expense	176	179
Total operating expenses	7,476	6,973

Income from operations	1,112	1,410

Other income (expense):
Interest expense	(58)	(65)
Loss on sale of investments, net reclassified from OCI	(12)	(5)
Gain on sale of equipment	—	36
Impairment of investments	—	(180)
Other income (expense), net	17	108
Total other income (expense)	(53)	(106)

Income before provision for income taxes	1,059	1,304

Provision for income taxes	411	650

Net income	$648	$654

Basic and diluted earnings per common share	$0.04	$0.04

Weighted average number of shares outstanding	16,189	16,346
COMPREHENSIVE INCOME
Net income	$648	$654
Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on investments, net of $(23) and $23 of taxes	36	(35)
Reclassifications to earnings:
Other than temporary impairment of investments, net of $(76) of taxes	—	104
Realized (gains) losses on investments, net of $-- and $2 of taxes	—	(3)
Comprehensive income	$684	$720

LIFEWAY FOODS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Three Months Ended March 31, 2016 and 2015
 (Unaudited)
(In thousands, except per share data)

Cash flows from operating activities:	2016	2015
Net income	$648	$654
Adjustments to reconcile net income to operating cash flow:
Depreciation and amortization	807	770
Loss on sale of investments, net	12	5
Impairment of investments	—	180
Deferred income taxes	—	(196)
Stock based compensation	21	—
(Gain) on sale of equipment	—	(36)
(Increase) decrease in operating assets:
Accounts receivable	(584)	(33)
Inventories	(627)	(513)
Refundable income taxes	(427)	1,050
Prepaid expenses and other current assets	(71)	180
Increase (decrease) in operating liabilities:
Accounts payable	(1,054)	(1,464)
Accrued expenses	311	1,395
Income taxes payable	(52)	145
Net cash (used in) provided by operating activities	(1,016)	2,137

Cash flows from investing activities:
Purchases of investments	(373)	(1,005)
Proceeds from sale of investments	152	693
Redemption of certificates of deposits	363	100
Investments in certificates of deposit	—	(85)
Purchases of property and equipment	(336)	(1,040)
Proceeds from sale of equipment	—	36
Net cash used in investing activities	(194)	(1,301)

Cash flows from financing activities:

Purchase of treasury stock	(440)	—
Repayment of notes payable	(210)	(271)
Net cash used in financing activities	(650)	(271)

Net increase (decrease) in cash and cash equivalents	(1,860)	565
Cash and cash equivalents at the beginning of the year	5,646	3,260
Cash and cash equivalents at the end of the year	$3,786	$3,825
Supplemental cash flow information:
Cash paid for income taxes, net of refunds	$886	$40
Cash paid for interest	$58	$65